FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
June, 2010

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date:
1 July, 2010

EXHIBIT INDEX
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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 July, 2010

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:    Stock Exchange Announcement dated 18 June 2010 entitled 'Director/PDMR Shareholding'
Exhibit 2:    Stock Exchange announcement dated 21 June 2010 entitled 'Director/PDMR Shareholding'
Exhibit 3:    Stock Exchange Announcement dated 30 June 2010 entitled 'Director/PDMR Shareholding'

Exhibit 1:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 17 June 2010 that on 16 June 2010 dividend equivalents earned on the Unilever Global Share Incentive Plan 2007, the
Unilever North America 2002 Omnibus Equity Compensation Plan
Before-Tax Share Bonus Program, and the Unilever Share Matching Scheme shares were reinvested as additional shares based on the London Stock Exchange closing price of £19.14 or the New York Stock Exchange closing price of US$28.46 (as appropriate) on 16 June 2010.

Unilever Global Share Incentive Plan 2007 (GSIP)
Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents were reinvested as follows:
Professor G Berger (PDMR) - 148
Ordinary 3 1/9 pence shares
Mr D A Baillie (PDMR) - 182
Ordinary 3 1/9 pence shares

Mr J-M Huët (PDMR) - 323
Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 138
Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 152
Ordinary 3 1/9 pence shares
Mr P G J M Polman (PDMR) - 462
Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 116
Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 138
Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Mr A J Ogg (PDMR)
- 239 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Mr M B Polk (PDMR)
- 394 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

Unilever North America 2002 Omnibus Equity Compensation Plan - Before-Tax Share Bonus Program
Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents were reinvested as follows:
Mr A J Ogg (PDMR)

Plan Year 2004:   6 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2005:   4 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2006:   13 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Mr M B Polk (PDMR)

Plan Year 2004:   11 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2005:   27 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2006:   16 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transactions were carried out in the USA.

Unilever Share Matching Scheme

Dividend equivalents were earned on shares purchased as part of the individuals' annual bonuses awarded in 2008 and 2009 pursuant to the Unilever Share Matching Scheme.
The dividend equivalents were reinvested as follows:
Mr D Lewis (PDMR)
Plan Year 2008:   14 Ordinary 3 1/9 pence shares
Plan Year 2009:   10 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR)
Plan Year 2008:   17 Ordinary 3 1/9 pence shares
Plan Year 2009:   22 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Reinvestment of dividend on purchased shares

Dividends were earned on shares beneficially owned, and reinvested as follows:
Mr D Lewis (PDMR) - 126
Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 171
Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927
Name of authorised official of issuer responsible for making notification:
STEVE WILLIAMS - SECRETARY
18 June 2010

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 18 June 2010 of the following transactions which took place on 17 June 2010:
Mr KCF Weed (PDMR)
-     transferred 4,000 Unilever PLC Ordinary 3 1/9 pence shares to his spouse, Mrs C Weed.
-     sold 12,057 Unilever PLC Ordinary 3 1/9 pence shares at a price of £19.02 per share.
Mrs C Weed (a connected person to Mr KCF Weed)

-     received 4,000 Unilever PLC Ordinary 3 1/9 pence shares from her spouse, Mr KCF Weed.
-     sold 1,323 Unilever PLC Ordinary 3 1/9 pence shares at a price of £19.02 per share.
The above transactions were carried out in the UK.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927
Name of authorised official of issuer responsible for making notification:
STEPHEN WILLIAMS - SECRETARY
21 June 2010

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 29 June 2010 of the following transaction which took place on 25 June 2010:

Mr M B Polk (PDMR)
sold 18,261 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$27.29 per share
.

The above transaction was carried out in the USA.

Unilever PLC was notified on 30 June 2010 of the following transaction which took place on 30 June 2010:

Mr P L Sigismondi (PDMR)
received a grant of 827 options over Unilever PLC Ordinary 3 1/9 pence shares pursuant to the Unilever PLC 2005 ShareSave Plan at an option price of £18.68. The period during which these options are exercisable is 5 years.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
STEPHEN WILLIAMS - SECRETARY

30 June 2010

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.